# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CBAK Energy Technology, Inc., CIK 0001117171
CUSIP: 14986C102
Title of class of securities: COMMON STOCK, PAR VALUE $0.001
Address of issuer's principal executive offices: BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China (F4), 116450
Date of event which requires filing of this statement: 12/03/2025
Filed by CIK 0002102200
Persons authorized to receive notices and communications: Gimli Group Limited, Sea Meadow House,, P.O. Box 116, Road Town, Tortola, Virgin Islands British (D8), VG1110, 1 2065320769

## Reporting persons
- Gimli Group Limited (CIK 0002102200): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 10,413,371; shared voting power 0; sole dispositive power 10,413,371; shared dispositive power 0; aggregate amount beneficially owned 10,413,371 (11.7% of the class)
  Comment: Based on 88,645,836 shares of common stock issued and outstanding per the Schedule 14A filed on November 14, 2025. Gimli Group Limited is the direct beneficial owner of the securities reported herein. Balentine Holdings Limited is the sole shareholder of Gimli Group Limited. Xiuzhu Li is the sole shareholder of Balentine Holdings Limited and therefore has indirect beneficial ownership of the securities.
- Balentine Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 10,413,371; shared voting power 0; sole dispositive power 10,413,371; shared dispositive power 10,413,371; aggregate amount beneficially owned 10,413,371 (11.7% of the class)
  Comment: Based on 88,645,836 shares of common stock issued and outstanding per the Schedule 14A filed on November 14, 2025. Gimli Group Limited is the direct beneficial owner of the securities reported herein. Balentine Holdings Limited is the sole shareholder of Gimli Group Limited. Xiuzhu Li is the sole shareholder of Balentine Holdings Limited and therefore has indirect beneficial ownership of the securities.
- Xiuzhu Li: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 10,413,371; shared voting power 0; sole dispositive power 10,413,371; shared dispositive power 0; aggregate amount beneficially owned 10,413,371 (11.7% of the class)
  Comment: Based on 88,645,836 shares of common stock issued and outstanding per the Schedule 14A filed on November 14, 2025. Gimli Group Limited is the direct beneficial owner of the securities reported herein. Balentine Holdings Limited is the sole shareholder of Gimli Group Limited. Xiuzhu Li is the sole shareholder of Balentine Holdings Limited and therefore has indirect beneficial ownership of the securities.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.001
Name of issuer: CBAK Energy Technology, Inc.
Address of issuer's principal executive offices: BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China (F4), 116450

## Item 2. Identity and Background
Name of person filing:
(i) Gimli Group Limited
(ii) Balentine Holdings Limited
(iii) Xiuzhu Li

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address:
(b) The address of the business office of each of the Reporting Persons is:

Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment:
The principal business of:

(i) Gimli Group Limited, is investment holding;
(ii) Balentine Holdings Limited, is investment holding; and
(iii) Xiuzhu Li, an individual, is a director of Gimli Group Limited.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Gimli Group Limited is a company incorporated in the British Virgin Islands.

Balentine Holdings Limited is a company incorporated in the British Virgin Islands.

Xiuzhu Li is a citizen of Hong Kong Special Administrative Region, the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 3, 2025, Gimli Group Limited received 10,413,371 shares of Common Stock of the Issuer as a bona fide gift from Mr. Yunfei Li for $0.00, pursuant to a Stock Transfer Agreement dated December 3, 2025. No funds or other consideration were paid or received in connection with the transfer.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities held by the Reporting Persons were acquired in connection with the transaction described in Item 3 above. The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentages of the shares beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Persons did not effect any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act

## Signatures
- Gimli Group Limited: /s/ Xiuzhu Li, Xiuzhu Li / Director (12/19/2025)
- Balentine Holdings Limited: /s/ Xiuzhu Li, Xiuzhu Li / Director (12/19/2025)
- Xiuzhu Li: /s/ Xiuzhu Li, Xiuzhu Li (12/19/2025)